UNITED STATES
                              SECURITIES AND EXCHANGE COMMISSION
                                    WASHINGTON, D.C. 20549

                                         SCHEDULE 13G
                                       (RULE 13d - 102)

                    Information to be included in statements filed pursuant
                  to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to 13d-2(b)

                                      (AMENDMENT NO. 1)*

                                       ClickAction, Inc.
                                       (Name of Issuer)

                                 Common Stock, $.001 par value
                                (Title of Class of Securities)

                                           18681E107
                                        (CUSIP Number)


                                       December 31, 2001
                    (Date of Event which Requires Filing of this Statement)


        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                       [ ] Rule 13d-1(b)
                                       [x] Rule 13d-1(c)
                                       [ ] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               The Tail Wind Fund, Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)    [ ]
        (b)    [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

               A British Virgin Islands corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

                1,141,383

6.      SHARED VOTING POWER

               0

7.      SOLE DISPOSITIVE POWER

               1,141,383

8.      SHARED DISPOSITIVE POWER

               0

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,141,383

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*    [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               8.22%

12.     TYPE OF REPORTING PERSON*


               CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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     This  statement  is filed  pursuant to Rule  13d-2(b)  with  respect to the common stock (the "Common Stock") of ClickAction, Inc. beneficially owned by the Reporting Person specified herein as of December 31, 2001 and amends and supplements the Schedule 13G dated April 11, 2001 filed by the Reporting Person (the "Schedule 13G"). Except as set forth herein, the Schedule 13G is unmodified.



ITEM 4.        OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)    Amount beneficially owned:

                      1,141,383

     The Tail Wind Fund, Ltd. ("Tail Wind") beneficially owns a total of 1,141,383 shares of Common Stock, which includes: (i) 250,644 shares of Common Stock held, (ii) 733,496 shares of Common Stock into which Tail Wind's 3,000 shares of 4% Cumulative Convertible Preferred Stock (the "Preferred Shares") are convertible, and (iii) 157,243 shares of Common Stock for which Tail Wind's Warrants are exercisable.

     Each of the above calculations is determined as of December 31, 2001 based on a conversion price of the Preferred Shares equal to $4.09 and no accrued interest.

     In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, because the number of shares of Common Stock into which the Reporting Person's Preferred Shares and warrants are convertible or exercisable, as applicable, are limited, pursuant to the terms of such instruments, to that number of shares of Common Stock which would result in the Reporting Person having aggregate beneficial ownership of 9.9% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation"), the Reporting Person disclaims beneficial ownership of any and all shares of Common Stock that would cause the Reporting Person's aggregate beneficial ownership to exceed the Ownership Limitation.

         (b)    Percent of class:

     Tail Wind's aggregate beneficial ownership of 1,141,383 shares of Common Stock constitutes 8.22% of all of the outstanding shares of Common Stock, based upon 12,903,500 outstanding shares of Common Stock as of December 4, 2001 plus 98,925 shares issued to Tail Wind after such date and on or prior to December 31, 2001 plus the number of shares underlying the Preferred Shares and Warrants.

        (c)    Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote

                             1,141,383

               (ii)  Shared power to vote or to direct the vote

                             Not applicable.

               (iii)  Sole power to dispose or to direct the disposition of

                             1,141,383



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               (iv)  Shared power to dispose or to direct the disposition of

                            Not applicable.


ITEM 10.   CERTIFICATION.

        By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


Dated: February 14, 2002            THE TAIL WIND FUND, LTD.



                                    By:/s/ A. P. MacKellar
                                       ---------------------------------
                                            Andy P. MacKellar
                                            Director